Mail Stop 3010

January 19, 2010

Mr. David T. Nguyen
Treasurer and Controller
Portsmouth Square, Inc.
820 Moraga Drive
Los Angeles, CA 90049

> **Re: Portsmouth Square, Inc.**
> **Form 10-KSB for fiscal year ended June 30, 2008**
> **Filed September 25, 2008**
> **File No. 0-4057**

Dear Mr. Nguyen:

        We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Robert Telewicz
                                Senior Staff Accountant